UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

Due to complications associated with the accounting treatment regarding its acquisition of CynoGen, Inc. (d/b/a PersonalizeDx) in April 2015, Rosetta Genomics Ltd. (the “Company”) announces that there will be a delay in filing its financial statements for the six months ended June 30, 2015. The Company is working with its auditors to facilitate the completion and submission of the financial statements as soon as possible after September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rosetta Genomics Ltd.
Date: September 28, 2015
	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary